Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Petrohawk Energy Corporation:
We consent to the use of our report dated March 7, 2005, with respect to the consolidated balance sheets of Mission Resources Corporation as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income or loss, and cash flows, for each of the years in the three-year period ended December 31, 2004 incorporated herein by reference.
As discussed in note 2 to the consolidated financial statements, effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations and, effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets.
/s/ KPMG LLP
Houston, Texas
September 6, 2005